Filed pursuant to Rule 424(b)(3)

Registration No. 333-175052

SENECA GLOBAL FUND, L.P.

SUPPLEMENT DATED AS OF SEPTEMBER 3, 2014

TO THE PROSPECTUS AND DISCLOSURE DOCUMENT

DATED MAY 1, 2014

This Supplement discusses certain changes to information contained in the Prospectus and Disclosure Document dated May 1, 2014, or Prospectus, of Seneca Global Fund, L.P., or the Fund, and updates certain information required by the Commodity Futures Trading Commission, or CFTC, and certain supplemental information contained in the Prospectus. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of this Supplement and the Prospectus carefully before deciding whether to invest in the Fund. All information in the Prospectus is hereby restated, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Supplement. Any representation to the contrary is a criminal offense.

THE CFTC HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE CFTC PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

* * * * * * * * * *

Cover Page (Cover Page of the Prospectus)

Winton Capital Management Limited, or Winton; FORT, L.P., or FORT; Quantica Capital AG, or Quantica, and Quantitative Investment Management, LLC, or QIM; and together with Winton, FORT and Quantica, the Trading Advisors; are the Fund’s commodity trading advisors. Each Trading Advisor trades the portion of the Fund assets allocated to it pursuant to its own trading program, together the Trading Programs. Winton trades pursuant to its Diversified Program, FORT trades pursuant to its Global Contrarian Program, Quantica trades pursuant to its Managed Futures Program – Futures only, and QIM trades pursuant to its Global Program. The Trading Advisors will trade the Fund’s assets allocated to them pursuant to the instruction of the General Partner.

During the first twelve (12) months of an investment, each Series of Units are subject to fees and expenses in the aggregate amount of approximately 8% of the Net Asset Value per annum for Series A Units (up to 9.96% if Series A Units are redeemed prior to the first anniversary of the subscription date), 6.30% of the Net Asset Value per annum for Series B Units, 4.55% of the Net Asset Value per annum for Series C Units and 5.52% of the Net Asset Value per annum for Series I Units.

The Units (Page 1 of the Prospectus)

The estimated profit needed to break even, during the first year following investment, on an assumed investment of $10,000 in each series of Units is as follows:

Series A Units – $775 or 7.75%	Series C Units – $430 or 4.30%
Series B Units – $605 or 6.05%	Series I Units – $527 or 5.27%

Purchases and Redemptions of Units (Page 1 of the Prospectus)

As of June 30, 2014, the value of the General Partner’s interest in the Fund was $775,725.

Investment Objective (Page 3 of the Prospectus)

The Fund seeks to accomplish its objectives by allocating its assets among multiple commodity trading advisors, or Trading Advisors. The Fund’s current Trading Advisors are Winton Capital Management Ltd., FORT, L.P., Quantica Capital AG and Quantitative Investment Management, LLC. One of the objectives of the Fund’s multi-manager approach is to reduce the Fund’s volatility without sacrificing overall rates of return. The General Partner may adjust the amount of assets allocated to a Trading Advisor, add new Trading Advisors, terminate Trading Advisors or replace Trading Advisors without prior notice to investors. Trading Advisors are selected by the General Partner based on their performance histories and other factors.

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The General Partner, Commodity Pool Operator and Selling Agent (Page 3 of the Prospectus)

Winton Capital Management Limited

Winton Capital Management Limited, a company incorporated in England and Wales, became an NFA member and registered with the CFTC as a CTA on January 29, 1998 and registered as a CPO on December 16, 1998 and as a Swap Firm on December 28, 2012. Its telephone number is 011-44-20-7610-5350 and its telefax number is 011-44-20-7610-5301. Winton has its principal office and maintains all books and records at 1-5 St. Mary Abbot’s Place, London W8 6LS, United Kingdom. Winton is also authorized and regulated by the United Kingdom’s Financial Conduct Authority, or FCA. As of June 30, 2014, Winton had total assets under management of $25.5 billion, with $24.6 billion in the Diversified program, which began trading client accounts in October 1997, and is the trading program utilized by the Fund.

FORT, L.P.

FORT, L.P., or FORT, is a Delaware limited partnership based in Chevy Chase, Maryland. FORT L.P. was established in 1999 and is the successor to FORT Inc., which was co-founded in 1993 by Dr. Yves Balcer and Dr. Sanjiv Kumar. FORT’s proprietary trading program, the Global Contrarian Program, follows a systematic, technical, and trend-anticipating trading strategy that seeks to anticipate and capitalize on short to intermediate-term trends (2 to 6 weeks) by investing in a broad spectrum of financial and non-financial futures contracts traded on U.S. and non-U.S. markets.

FORT is registered with the CFTC as a CTA and CPO and is a member of the NFA.

As of June 30, 2014, FORT had total assets under management of approximately $764 million, with $602 million in the Global Contrarian Program utilized by the Fund, which began trading client accounts in October 2002.

Quantica Capital AG

Quantica Capital AG, or Quantica, is a corporation incorporated on May 26, 2003 in Switzerland pursuant to the Swiss Federal Code of Obligations. Quantica provides systematic and quantitative investment advisory and management services to individuals and institutions. Quantica is registered with the CFTC as a CTA and CPO and is a member of the NFA.

As of June 30, 2014, Quantica had total assets under management of approximately $541 million, with $154 million in the Managed Futures Program – Futures only, the program utilized by the Fund , which began trading client accounts in January 2005.

Quantitative Investment Management, LLC

Quantitative Investment Management, LLC, or QIM, provides trading advisory services to clients with respect to global derivatives markets, including those related to currencies, metals, stock indices, interest rates, energies and agricultural commodities.

QIM is a Virginia limited liability company. It is registered with the CFTC as a CTA and CPO and is a member of the NFA.

As of June 30, 2014, QIM was managing approximately $2.3 billion (including notional funds) with $1.7 billion in the Global Program utilized by the Fund, which began trading client accounts in October 2003.

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Breakeven Table (Page 10 of the Prospectus)

The table below sets forth the Trading Profits that must be earned by the Fund to break even during the first year of investment, based on an initial investment of $10,000 (assuming no changes in Net Asset Value and interest income of 0.25%)

	Dollar Amount and Percentage of Expenses[1]
	Series A2		Series B2		Series C2		Series I2
Expense	$	%	$	%	$	%	$	%
Trading Advisor Management Fee[3]	$119	1.19%	$119	1.19%	$119	1.19%	$119	1.19%
Trading Advisor Incentive Fee[4]	$107	1.07%	$92	0.92%	$52	0.52%	$74	0.74%
Brokerage Commissions and Trading Expenses[5]	$30	0.30%	$30	0.30%	$30	0.30%	$30	0.30%
General Partner Management Fee	$150	1.50%	$150	1.50%	$150	1.50%	$150	1.50%
Administrative Expenses[5]	$95	0.95%	$95	0.95%	$95	0.95%	$95	0.95%
Offering Expenses[5]	$75	0.75%	$75	0.75%	$0	0.00%	$75	0.75%
Selling Agent Fees[5]	$200	2.00%	$0	0.00%	$0	0.00%	$0	0.00%
Broker Dealer Servicing Fee or Broker Dealer Custodial Fee[5]	$15	0.15%	$60	0.60%	$0	0.00%	$0	0.00%
Cash Manager Fee[6]	$9	0.09%	$9	0.09%	$9	0.09%	$9	0.09%
Interest Income[7]	($25)	(0.25)%	($25)	(0.25)%	($25)	(0.25)%	($25)	(0.25)%
12-Month Breakeven[8]	$775	7.75%	$605	6.05%	$430	4.30%	$527	5.27%

1	The breakeven analysis assumes that the Units have a constant month-end net asset value and is based on an initial minimum subscription of $10,000. See “Charges” for an explanation of the expenses included in the “Breakeven Table.”
2	Once the Fee Limit (described above on page 8) is reached, Series A, B and I Units will be automatically exchanged for Series C Units. Series C Units may not be purchased and will not be exchanged for Series A, B or I Units until sometime after the first year of investment when the Fee Limit is reached.
3	The Trading Advisor Management Fees payable by the Fund to the Trading Advisors range from 0.00% to up to 1.50% of the trading level allocated to the Trading Advisors. Based on the allocation of the Fund’s trading level among the Trading Advisors as of the date of this Prospectus, the estimated aggregate blended Trading Advisor Management Fee rate is 1.19% of the Fund’s Net Asset Value.
4	Trading Advisor Incentive Fees are paid to each Trading Advisor only on Trading Profits earned by such Trading Advisor. Trading Profits are determined prior to deducting the General Partner Management Fee, Administrative Expenses, Offering Expenses, Selling Agent Fees, Sales and Servicing Fees, Cash Manager Fees and any extraordinary expenses (and, in the case of QIM, a portion of the ongoing operational and administrative costs, fees and expenses of the Fund equal to 1.44% annually), and do not include interest income. As a result, Trading Advisor Incentive Fees will be payable at the Fund’s break-even point.
5	Expense levels are assumed to be at maximum levels, with the exception of Brokerage Commissions and Trading Expenses, which is a good faith estimate as of the date of this Prospectus. The compensation paid to the Futures Commission Merchants is estimated at 0.30% of the Fund’s average annual Net Asset Value and will not, under any circumstance, exceed the maximum permissible brokerage expense of 14% of the average annual Net Asset Value of the Fund established by the guidelines of the North American Securities Administrators Association, Inc., or the NASAA. Selling Agent Fees and the Sales and Servicing Fees are described above in detail. See “Summary — Fees and Expenses.”
6	The Cash Manager Fees are estimated at 0.09% of the Fund’s Net Asset Value because the Cash Managers charge approximately a 0.13% per annum fee on the basis of the assets placed under their management and the General Partner anticipates that approximately 60-80% of the Fund’s assets will be managed by the Cash Managers.
7	Interest income currently is estimated to be earned at a rate of 0.25% based upon the current interest rates of the anticipated mix of cash, bank deposits, short-term obligations of the U.S. government, government-sponsored enterprises, and fully registered U.S. money market funds or short-term (under one year) investment grade interest bearing securities, including commercial paper. This rate will change from time-to-time according to prevailing interest rates.
8	Series A Units are subject to a Redemption Fee that declines every month during the first year an investor holds such Series A Units so that, at the end of the 12th month following investment, the Redemption Fee is $0. Thus, no Redemption Fee is shown at the 12-Month Breakeven point. An investor redeeming his Series A Units prior to the one-year anniversary of the subscription date will pay a Redemption Fee, determined by how long the investor held his Series A Units. For example, based on an initial investment of $10,000, the Redemption Fee at the end of the 48th week-end following investment would be $15.38 or 0.154% of the initial investment.
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Organization Chart (Page 11 of the Prospectus)

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Performance of The Fund (Page 20 of the Prospectus)

Performance of the Fund

January 2009 to June 2014

Series A Units

The following are the monthly rates of return for Series A Units from January 1, 2009 through June 30, 2014. There can be no assurance that the Fund will continue to perform in the future in the way it has in the past. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

SENECA GLOBAL FUND, L.P.

Type of Pool: Publicly Offered

Commencement of Fund: September 1, 2008

Commencement of Series: December 1, 2008

Aggregate Series A Subscriptions: $ 35,336,146

Aggregate Fund Subscriptions: $ 100,587,660*

Current Series Capitalization: $ 10,373,715

Current Fund Capitalization: $ 27,128,229

Largest Monthly Drawdown*: (10.02)% June 2009

Largest Peak-to-Valley Drawdown*: (36.51)% February 2009 – April 2014

Net Asset Value per Series A Unit, June 30, 2014: $67.88

Monthly Rates Of Return	2014	2013	2012	2011	2010	2009
January	(3.36)%	2.59%	(0.72)%	(1.83)%	(3.61)%	0.37%
February	1.34%	(1.05)%	2.23%	2.81%	2.44%	0.57%
March	(2.37%)	0.89%	(4.63)%	(1.56)%	4.06%	(4.55)%
April	(1.61%)	2.38%	0.54%	4.96%	1.82%	(4.18)%
May	1.65%	(2.40)%	3.76%	(7.89)%	(4.01)%	(2.77)%
June	(0.14)%	(3.28)%	(9.42)%	(3.59)%	0.80%	(10.02)%
July		(1.19)%	5.28%	5.11%	(1.98)%	(1.91)%
August		(3.90)%	(3.54)%	0.20%	7.90%	4.37%
September		(1.46)%	(3.11)%	4.62%	0.98%	3.01%
October		1.65%	(6.11)%	(8.92)%	3.95%	(5.76)%
November		1.17%	(2.27)%	(3.51)%	(5.05)%	9.26%
December		1.99%	1.49%	0.75%	5.70%	(6.37)%
Compound Rate Of Return	(4.51)% (6 months)	(2.86)%	(16.18)%	(9.64)%	12.77%	(17.87)%

* See the notes on page 8.

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PERFORMANCE OF THE FUND

January 2009 to June 2014

Series B Units

The following are the monthly rates of return for Series B Units from January 1, 2009 through June 30, 2014. There can be no assurance that the Fund will continue to perform in the future in the way it has in the past. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

SENECA GLOBAL FUND, L.P.

Type of Pool: Publicly Offered

Commencement of Fund: September 1, 2008

Commencement of Series: November 1, 2008

Aggregate Series B Subscriptions: $ 20,814,109

Aggregate Fund Subscriptions: $ 100,587,660*

Current Series Capitalization: $ 5,362,302

Current Fund Capitalization: $ 27,128,229

Largest Monthly Drawdown*: (9.90)% June 2009

Largest Peak-to-Valley Drawdown*: (31.11)% February 2009 – April 2014

Net Asset Value per Series B Unit, June 30, 2014: $78.56

Monthly Rates Of Return	2014	2013	2012	2011	2010	2009
January	(3.24)%	2.72%	(0.59)%	(1.70)%	(3.49)%	0.47%
February	1.47%	(0.92)%	2.36%	2.95%	2.57%	0.67%
March	(2.24%)	1.02%	(4.50)%	(1.43)%	4.19%	(4.40)%
April	(1.48%)	2.51%	0.67%	5.10%	1.95%	(4.05)%
May	1.78%	(2.27)%	3.90%	(7.77)%	(3.88)%	(2.65)%
June	0.00%	(3.16)%	(9.29)%	(3.44)%	0.93%	(9.90)%
July		(1.07)%	5.42%	5.25%	(1.86)%	(1.78)%
August		(3.78)%	(3.42)%	0.35%	8.04%	4.50%
September		(1.33)%	(2.98)%	4.78%	1.11%	3.15%
October		1.78%	(5.99)%	(8.80)%	4.08%	(5.63)%
November		1.30%	(2.15)%	(3.38)%	(4.92)%	9.41%
December		2.13%	1.62%	0.88%	5.83%	(6.25)%
Compound Rate Of Return	(3.75)% (6 months)	(1.34)%	(14.85)%	(8.15)%	14.55%	(16.61)%

* See the notes on page 8.

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PERFORMANCE OF THE FUND

September 2012 to June 2014

Series C Units

The following are the monthly rates of return for Series C Units from September 1, 2012 through June 30, 2014. There can be no assurance that the Fund will continue to perform in the future in the way it has in the past. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

SENECA GLOBAL FUND, L.P.

Type of Pool: Publicly Offered

Commencement of Fund: September 1, 2008

Commencement of Series: September 1, 2012

Aggregate Series C Subscriptions: $0*

Aggregate Fund Subscriptions: $ 100,587,660*

Current Series Capitalization: $ 2,187,362

Current Fund Capitalization: $ 27,128,229

Largest Monthly Drawdown*: (5.88)% October 2012

Largest Peak-to-Valley Drawdown*: (13.76)% September 2012 – September 2013

Net Asset Value per Series C Unit, June 30, 2014: $88.29

Monthly Rates Of Return	2014	2013	2012
January	(3.13)%	2.84%
February	1.59%	(0.81)%
March	(2.13%)	1.14%
April	(1.37%)	2.63%
May	1.89%	(2.16)%
June	0.11%	(3.05)%
July		(0.96)%
August		(3.67)%
September		(1.22)%	(2.87)%
October		1.90%	(5.88)%
November		1.42%	(2.04)%
December		2.24%	1.74%
Compound Rate Of Return	(3.10)% (6 months)	0.01%	(8.89)% (4 months)

* See the notes on page 8.

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PERFORMANCE OF THE FUND

January 2009 to June 2014

Series I Units

The following are the monthly rates of return for Series I Units from January 1, 2009 through June 30, 2014. There can be no assurance that the Fund will continue to perform in the future in the way it has in the past. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

SENECA GLOBAL FUND, L.P.

Type of Pool: Publicly Offered

Commencement of Fund: September 1, 2008

Commencement of Series: September 1, 2008

Aggregate Series I Subscriptions: $ 43,537,404

Aggregate Fund Subscriptions: $ 100,587,660*

Current Series Capitalization: $ 8,429,125

Current Fund Capitalization: $ 27,128,229

Largest Monthly Drawdown*: (9.86)% June 2009

Largest Peak-to-Valley Drawdown*: (29.13)% April 2011 – April 2014

Net Asset Value per Series I Unit, June 30, 2014: $92.35

Monthly Rates Of Return	2014	2013	2012	2011	2010	2009
January	(3.19)%	2.77%	(0.54)%	(1.65)%	(3.44)%	0.51%
February	1.52%	(0.87)%	2.41%	3.00%	2.63%	0.71%
March	(2.19%)	1.07%	(4.45)%	(1.38)%	4.24%	(4.23)%
April	(1.43%)	2.56%	0.73%	5.15%	2.01%	(4.00)%
May	1.83%	(2.22)%	3.95%	(7.72)%	(3.83)%	(2.60)%
June	0.04%	(3.11)%	(9.25)%	(3.37)%	0.98%	(9.86)%
July		(1.02)%	5.47%	5.30%	(1.81)%	(1.73)%
August		(3.73)%	(3.37)%	0.39%	8.09%	4.55%
September		(1.28)%	(2.93)%	4.81%	1.16%	3.20%
October		1.83%	(5.94)%	(8.75)%	4.13%	(5.59)%
November		1.36%	(2.10)%	(3.33)%	(4.87)%	9.46%
December		2.18%	1.68%	0.93%	5.89%	(6.20)%
Compound Rate Of Return	(3.47)% (6 months)	(0.74)%	(14.35)%	(7.62)%	15.25%	(16.01)%

* The General Partner contributed initial capital to the Fund of $500,000 as part of the Fund’s launch and an additional $100,000 in each of November 2010, July 2011, December 2011 and November 2012. This amount is included in the “Aggregate Fund Subscriptions” figure, and is tracked separately from Series A, B, C and I Units. Similarly, the net asset value of the General Partner’s interest is included in the “Current Fund Capitalization” figure but not included in “Current Series Capitalization” for Series A, B, C or I Units.

“Largest Monthly Drawdown” is the largest single month loss sustained during the last five years and year-to-date. “Drawdown” as used in this table means losses experienced by the relevant pool over the specified period and is calculated on a rate of return basis, i.e., dividing net performance by beginning equity. “Drawdown” is measured on the basis of monthly returns only, and does not reflect intra-month figures. “Month” is the month of the % Largest Monthly Drawdown.

“Largest Peak-to-Valley Drawdown” is the largest percentage decline in the Net Asset Value per Unit during the last five years and year-to-date. This need not be a continuous decline, but can be a series of positive and negative returns where the negative returns are larger than the positive returns. “Largest Peak-to-Valley Drawdown” represents the greatest percentage decline from any month-end Net Asset Value per Unit that occurs without such month-end Net Asset Value per Unit being equaled or exceeded as of a subsequent month-end. For example, if the Net Asset Value per Unit of a particular pool declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be still continuing and to be $3 in amount, whereas if the Net Asset Value per Unit had increased by $2 in March, the January-February drawdown would have ended as of the end of February at the $2 level.

Series C Units are not available for purchase. Rather Series A, B or I Units are automatically exchanged for Series C Units once the Fee Limit is reached.

8

Investment Objective (Page 25 of the Prospectus)

As of September 3, 2014, the Fund anticipates allocating approximately 40%, 18%, 18% and 24% of its assets to Winton, FORT, Quantica and QIM, respectively. However, such allocations may be altered at any time in the sole discretion of the General Partner.

Investment of the General Partner in the Fund (Page 29 of the Prospectus)

As of June 30, 2014, the value of the General Partner’s interest in the Fund was $775,725.

Trading Advisors (Page 29 of the Prospectus)

Winton Capital Management Limited

Winton Capital Management Limited, a company incorporated in England and Wales, became an NFA member and registered with the CFTC as a CTA on January 29, 1998 and registered as a CPO on December 16, 1998 and as a Swap Firm on December 28, 2012. Its telephone number is 011-44-20-7610-5350 and its telefax number is 011-44-20-7610-5301. Winton has its principal office and maintains all books and records at Grove House, 27 Hammersmith Grove, London W6 0NE, United Kingdom. Winton is also authorized and regulated by the United Kingdom’s Financial Conduct Authority (FCA). As of June 30, 2014, Winton had total assets under management of $25.5 billion, with $24.6 billion in the Diversified program, which began trading client accounts in October 1997, and is the trading program utilized by the Fund.

The Principals

Winton’s principals are David W. Harding, Matthew D. Beddall, Rajeev Patel, Nicola L. Watson, Jeremy A.C. Dawson, Robert Aitken, Amy Rentoul, and Winton Capital Group, Ltd. Below are the biographies of Winton’s principals who are engaged in making trading or operational decisions or who are non-executive directors of Winton.

David Winton Harding, Chairman & Founder Mr. Harding, born in 1961, graduated from Cambridge University in 1982 with a First Class Honours degree in Natural Sciences specializing in Theoretical Physics. Mr. Harding then embarked on a career in the analysis of futures and trading markets, which led him to co-found Adam, Harding and Lueck Ltd (“AHL”) in February 1987 with Martin Lueck and Michael Adam. AHL rapidly became one of the leading CTA’s in the UK and was acquired by Man Group plc in September 1994. Mr. Harding was an Associate Member of NFA and an Associated Person of Man AHL USA Corp from July 1988 until January 1996. He was also listed as a principal of Man AHL USA Corp from July 1988 until February 1995. In August 1996, Mr. Harding left Man Group plc and took leave until February 1997. In February 1997, he co-founded Winton with Martin Hunt (an associate of Mr. Harding’s from AHL) and Osman Murgian (an early investor in AHL) with a commitment to applying financial mathematics and empirical scientific research to creating and developing trading systems for the financial markets. Mr. Harding has been registered with the CFTC as an Associated Person of Winton, listed as a principal of Winton and an Associate Member of NFA since January 1998. Through his charitable foundations, Mr. Harding has endowed the Winton Professorship of the Public Understanding of Risk in the Department of Pure Mathematics and Mathematical Statistics at the University of Cambridge, the David Harding Center for Risk Literacy at the Max Planck Institute in Berlin and the Winton Programme for the Physics of Sustainability at the Cavendish Laboratory at the University of Cambridge. From 2006 to 2011, Mr. Harding served on the board of the University of Cambridge 800th Anniversary Campaign, which raised over £1 billion. Mr. Harding sits on the Advisory Board of the Royal Society. Mr. Harding is also registered as an Associated Person and listed as a principal of both Winton Capital US LLC, a CTA, and Winton Fund Management Limited, a CPO, since June 2014.

Matthew David Beddall, Director & Chief Investment Officer Mr. Beddall, born in 1980, graduated from the University of Southampton with a first class honors degree in Mathematics and Computer Science in 2001. He was awarded an MSc in Applied Statistics from Birkbeck College University of London in 2003. Mr. Beddall initially joined Winton in 2000 as a summer intern, returning after graduation from university as a full time researcher in July 2001. Throughout his employment with Winton, Mr. Beddall has been extensively involved in the research process and has lead the development of much of the software that underlies the design and running of Winton’s trading strategy. Mr. Beddall was appointed Chief Investment Officer (“CIO”) in December 2008. His responsibilities are now principally focused on managing the investment process behind the company and the oversight of a large part of Winton’s research department. Mr. Beddall has been registered with the CFTC as an Associated Person since February 2009 and listed as a principal of Winton since January 2009. He became an Associate Member of NFA in February 2009. Mr. Beddall is also registered as an Associated Person and listed as a principal of Winton Capital US LLC, a CTA, since June 2014.

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Rajeev Patel, Director & Chief Operating Officer Mr. Patel, born in 1972, graduated from Trinity and All Saints College, Leeds, with a degree in Economics and Business Administration. Mr. Patel joined Winton in April 1997. Initially working as an execution trader and settlements analyst, over the last 12 years Mr. Patel has become centrally involved in Winton’s trading and operations functions. He has overseen the development and implementation of a number of automated accounting and reconciliation processes as the company has moved from external to proprietary systems. Mr. Patel is currently responsible for the Operations department, covering operations IT, fund accounting and settlements; and was appointed Chief Operating Officer in October 2010. Mr. Patel was originally registered with the FSA and was “grandfathered” into the new regime as an FSA Approved Person in December 2001. Mr. Patel has been registered with the CFTC as an Associated Person and has been an Associate Member of NFA since May 1998 and listed as a principal of Winton since June 2009. He was also approved as a Swap Associated Person as of December 28, 2012. Mr. Patel is also registered as an Associated Person and listed as a principal of Winton Capital US LLC, a CTA, since June 2014, and is registered as an Associated Person, Swap Associated Person, and listed as a principal of Winton Fund Management Limited, a CPO, since June 2014.

The Trading Approach

Investment Objective. The investment objective of the Diversified Program is to achieve long-term capital appreciation through compound growth. This goal is achieved by pursuing a diversified trading scheme that does not rely upon favourable conditions in any particular market, nor on market direction.

The Diversified Trading Program (seeks to combine liquid financial instruments offering positive but low Sharpe ratios (meaning that profits have been achieved with a certain level of risk) and generally low correlations over the long term to other markets such as equities and fixed income. The Diversified Program employs what is traditionally known as a “systematic” approach to trading financial instruments. In this context, the term “systematic” implies that the vast majority of the trading decisions are executed, without discretion, either electronically or by a team responsible for the placement of orders, or the Trading Team, based upon the instructions generated by the Winton Computer Trading System, or the Trading System. The Diversified Program blends short-term trading with long-term trend following, using multiple time frames in addition to multiple models.

Please note that although Winton’s historic correlations have been low in relation to major asset classes over the long term, over shorter timeframes Winton can be significantly correlated.

Description of the Trading System. The Trading System is a proprietary, computer-based system best described as the “output” of a complex schema of numerous computer programs developed by Winton’s research team. A large team of programmers and researchers at Winton are responsible for inputs and suggested changes to the Trading System which is then maintained by Winton’s Production Team, the team responsible for encoding and running the computer programs. The Trading System instructs the Diversified Program on how to respond to unfolding market events in order to profit from price movements. The Trading System tracks the daily price movements and other data from the markets it follows, and carries out certain computations to determine each day how long or short the portfolio should be to maximize profit within a certain range of risk. If rising prices are anticipated, a long position will be established; a short position will be established if prices are expected to fall. As a result of its statistical research, Winton believes that each trade executed by the Diversified Program will have a slight statistical advantage leading to sustained profits over time.

A Technical System Employing Both Trend-Following and Non-Directional Trading. The Diversified Program can be thought of as more “technical” than “fundamental” in nature. The term “technical analysis” is generally used to refer to analysis based on data intrinsic to a market, such as price and volume. It is often, contrasted with “fundamental” analysis that relies upon analysis of factors external to a market, such as crop conditions or the weather. One feature of a trend-following system is that it attempts to take advantage of the observable tendency of the markets to trend, and tend to make exaggerated movements in both upward and downward directions. These exaggerated movements can be thought of as resulting from the influence of crowd psychology, or the herd instinct, amongst market participants. Trend-following systems are frequently unprofitable for long periods of time in particular markets or market sectors, and sometimes for spells of longer than a year or so, even in large portfolios. However, in Winton’s experience, over a span of years such an approach has shown to be consistently profitable in our track record to date.

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The Diversified Program relates the probability of the size and direction of future price movements with certain indicators derived from past price movements to produce algorithms that characterize the degree of trending of each market at any point in time. While all trend-following systems function in this way to some degree, the unique edge possessed by the Winton Trading System lies in the quality of the research underlying its algorithms. These enable Winton’s Trading System to suffer smaller losses during the markets’ inevitable whipsaw periods and to take better advantage of significant trends when they occur. As noted below, Winton is continually involved in improving upon its models.

In addition to its trend-following models, the Diversified Program contains certain “non-directional” models that derive their forecasts from factors often excluded by technical analysis. In these quantitative systems the primary input is likely to be information about the yield curve or an economic variable rather than market price. These models work in the same way as those based on technical analysis, except that they use a different set of forecasting variables.

A Trading System Subject to Constant Adaptation. The Trading System instructs and adapts the Diversified Program’s trading exposures automatically and continuously. As is to be expected with any research-driven trading system, the Trading System is dynamic. It is subject to modification over time as new relationships are discovered. This research may result in the development of additional computer models or revisions to existing models. Examples of research and investigation that might lead to the modification of the Trading System include research pointing to changes in the liquidity or volatility of markets, the interpretation or meaning of data or the long-term expectation of market interrelationships. Another key factor contributing to change is simply the availability of new data. In short, the Diversified Program relies not just on a Trading System, but a process. Inevitably, as a result of research developments, Winton must make decisions about the timing, frequency and size of modifications to the Trading System. Certain changes may occur on a daily basis while others may involve more significant adjustments and therefore occur less frequently. Generally, non-substantive changes may be carried out at the discretion of Winton’s Chief Investment Officer. However, material changes require the approval of both Winton’s Trading Execution Committee and Managing Director. Winton’s Trading Execution Committee meets monthly, and its membership comprises of all senior heads of Winton’s research team, Winton’s founder and chairman (David Harding), CIO – Winton Futures Fund (Matthew Beddall) and Chief Operating Officer (Raj Patel)

Responses to Unusual Circumstances. Occasionally, external, unforeseen or dramatic events may impact the markets. These exceptional market events by their very nature are often difficult to predict and have uncertain consequences. Examples of such exceptional market events include loss of market liquidity, the threat of counterparty risk as presented in the credit default swap debacle of 2008, the closure of an exchange (as occurred after the terrorist attacks of September 2001), the introduction of the euro, the closure of the tin contract in 1984, the suspension of the Hong Kong Futures Exchange in 1987 and the suspension of trading in the Malaysian Ringgit in 1997.

Winton’s trading principals may decide that such events fall entirely outside the scope of the research upon which the Diversified Program is based and may determine to exercise some discretion rather than follow the dictates of the system. While discretionary inputs are generally not deemed essential to the effectiveness of a “systematic” trading model, it is nonetheless important to recognize that given the often rapid and unpredictable nature of some market events, not every decision to change the Trading System can be conceived as entirely “systematic” and may be deemed more “discretionary” in nature. Examples of discretionary actions might include decreasing the margin-to-equity ratio, liquidating all positions in certain markets or declining to execute an order generated by the Trading System. Such discretionary decision-making would normally only be taken in order to reduce risk and would generally be temporary in nature. It is important to stress that these acts may not enhance the performance of the Diversified Program over what might have otherwise been achieved without the exercise of such discretion.

The Capacity of the Diversified Program. At present, the Diversified Program has no pre-set capacity limit. This is not to suggest Winton’s lack of concern about capacity, indeed, it remains an issue of great importance to Winton’s research team. However, Winton believes that its ability to manage capacity is, to a degree, related to the success of its ongoing research initiatives in this area. For example, part of Winton’s research is focused on the studying of the mechanics of open interest in order to better understand liquidity in global futures markets.

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FORT, L.P.

FORT is a Delaware limited partnership based in Chevy Chase, Maryland. FORT was established in 1999 and is the successor to FORT Inc., which was co-founded in 1993 by Dr. Yves Balcer and Dr. Sanjiv Kumar. FORT registered with the CFTC as a CTA and CPO, and became a member of the NFA, on October 15, 1999.

As of June 30, 2014, FORT had total assets under management of approximately $764 million, with $602 million in the Global Contrarian Program utilized by the Fund, which began trading client accounts in October 2002.

The Principals

The principals of FORT are Yves Balcer, Sanjiv Kumar, Scott Barnes, Line Deslandes Alan Marantz, Douglas McKeige, Sumit Kumar, FORT LLC, FORT Management, Inc., and FPCZ ECI LLC. The biographies of the principals responsible for trading decisions are set forth below.

Dr. Yves Balcer has been a principal of FORT since its inception (including its predecessor business, FORT Inc.) in 1993, and is its Chief Executive Officer. He has a Ph.D. in Economics and Finance from M.I.T., a Ph.D. in Operations Research and a M.S. in Statistics from Stanford University and a M.S. in Mathematics from Université de Montréal, Canada. Dr. Balcer has been registered with the CFTC as an Associated Person and listed as a Principal of FORT since October 15, 1999, and has been registered with the CFTC as an Associated Person and listed as a Principal of FORT Global LLC, a CTA and CPO, since November 21, 2001.

Dr. Sanjiv Kumar has been a principal of FORT since its inception (including its predecessor business, FORT Inc.) in 1993, and is its President. Dr. Kumar has a Ph.D. in Economics from the University of Chicago and a B.A. in Mathematics from the University of Delhi, India. Dr. Kumar has been registered with the CFTC as an Associated Person and listed as a Principal of FORT since October 15, 1999, and has been registered with the CFTC as an Associated Person and listed as a Principal of FORT Global LLC, a CTA and CPO, since November 21, 2001.

Investment Program and Trading Approach

The Global Contrarian Program, FORT’s proprietary trading program, follows a systematic, technical, and trend-anticipating trading strategy that seeks to anticipate and capitalize on short to intermediate-term trends (2 to 6 weeks) by investing in a broad spectrum of financial and non-financial futures contracts traded on U.S. and non-U.S. markets.

The investment objective of the Global Contrarian Program is to achieve attractive absolute rates of return and reduced volatility of returns that are generally uncorrelated with global equity indices.

FORT’s Global Contrarian Program is based on two main beliefs: (1) returns can be extracted from trends in the price movements of futures contracts; and (2) market prices are the key aggregator of information pertinent to making investment decisions. FORT’s ongoing research seeks to develop and implement adaptive, quantitative trading systems that select the optimal mix of technical indicators in each market and use them to dynamically determine optimum portfolio allocations, thereby allocating risk to markets according to a forecast of risk-adjusted profitability.

As part of its ongoing research, FORT strives to develop new strategies that it may incorporate into the Global Contrarian Program from time to time. For example, although FORT’s strategies currently do not involve trading forwards, options, swaps or security-based swaps, FORT may develop and incorporate into the Global Contrarian Program one or more strategies that trade some or all of these products. Also, in the case of a market disruption that limits or blocks trading in a product traded by one of FORT’s strategies, FORT may temporarily replace such product with any that has similar characteristics.

Quantica Capital Ag

Quantica is a privately held share corporation, or Aktiengesellschaft, incorporated on May 26, 2003 in Switzerland pursuant to Article 620 of the Swiss Federal Code of Obligations. Quantica provides systematic and quantitative investment advisory and management services to individuals and institutions.

Quantica registered with the CFTC as a CTA on November 23, 2012, as a Swap Firm on December 12, 2013, and as a CPO on December 23, 2013. Quantica became a member of the NFA on November 23, 2012.

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As of June 30, 2014, Quantica had total assets under management of approximately $541 million, with $85 million in the Managed Futures Program – Futures only, the program utilized by the Fund, which began trading client accounts in January 2005.

The Principals

The principals of Quantica are Bruno Gmuer, Patrick Wirth, Thomas Looser, Isak Ahlbom and Moritz Hetzer. The biographies of the principals responsible for trading decisions are set forth below.

Dr. Bruno Gmuer, Chief Executive Officer and CIO, was a founding partner of Quantica in May 2003. He holds a Ph.D. in financial economics from the University of Zurich and a Masters degree in mathematics from the Swiss Federal Institute of Technology (ETH Zurich). He is a qualified actuary and full member of the Swiss Association of Actuaries. Dr. Gmuer has been a CFTC listed principal of Quantica since January 16, 2013.

Dr. Patrick Wirth, head of trading and execution, joined Quantica in January 2009. He holds a Masters degree in physics from the Swiss Federal Institute of Technology (ETH Zurich) and a PhD in economics/operations research from the University of St. Gallen. Dr. Wirth has been a CFTC listed principal of Quantica since January 4, 2013.

Thomas Looser, head of operations, joined Quantica in February 2009. He holds a Masters degree in mathematics from the Swiss Federal Institute of Technology (ETH Zurich) and is a CAIA charter holder. Mr. Looser has been registered with the CFTC as an Associated Person since November 23, 2013, as a Swap Associated Person since December 12, 2013, and listed as a Principal of Quantica since November 16, 2012.

Investment Program and Trading Approach

Quantica utilizes the Managed Futures Program – Futures only in managing the Fund’s assets.

The Managed Futures Program only is a systematic investment strategy that aims to detect and take advantage of trend-following market inefficiencies in a diversified, liquid investment universe which includes more than 40 futures instruments. The investment universe is globally diversified and includes exchange traded futures contracts within the equity index, bonds, interest rates, commodities and foreign currency markets.

The investment and risk management processes of the Managed Futures Program are systematic and are purely price driven. Neither fundamental nor external data other than price movements are used as inputs for the program.

Quantica’s proprietary real-time risk management systems are value-at-risk based and are an integral part of the investment process. Leverage may be utilized in connection with the investment program. The Managed Futures Program generates a rule-based, fully systematic model portfolio.

Quantica’s trade methodology relies on the assumption that market risks and market risk-premia are time-varying and can be assessed by applying sophisticated quantitative and statistical techniques. The Managed Futures Program thus seeks to take advantage of Quantica’s belief that continuing trends in global markets can be capitalized on in a diversified, risk-adjusted implementation.

QuantiTAtive Investment Management LLC

Quantitative Investment Management, LLC, is a Virginia limited liability company formed on April 27, 2003. QIM was registered with the CFTC on January 16, 2004 as a CTA and as a CPO on April 1, 2005 under the CEA. QIM became a member of the NFA on January 16, 2004. QIM is also a principal of Voloridge Investment Management, LLC, an NFA member and CTA and CPO, since October 8, 2013. QIM’s main office is located at 401 East Market Street, Suite 104, Charlottesville, Virginia 22902. The telephone number is (434) 817-4800. As of June 30, 2014, QIM had approximately $2.3 billion in total assets under management (including notional funds), including $1.7 billion in the Global Program, which began trading client accounts in October 2003, and is the program utilized by the Fund.

The Principals

The principals of QIM are Jaffray Woodriff, Michael Geismar, Greyson Williams, Ryan Vaughn, Paul McKee, Molly Dunnington and Jason Cockerill. The biographies of the principals responsible for trading decisions are set forth below.

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Jaffray Woodriff co-founded QIM in 2003. He guides all aspects of QIM’s business and is chiefly responsible for the constant innovation and improvement of the models and techniques that underlie QIM’s predictions, trading, and risk management. Mr. Woodriff graduated from the University of Virginia with a BS in Commerce in 1991. Mr. Woodriff has been registered with the CFTC as an Associated Person and listed as a Principal of QIM since January 16, 2004 and January 13, 2004, respectively. Mr. Woodriff is also registered as a principal of Voloridge Investment Management, LLC, a CTA and CPO, since August 29, 2014. Mr. Woodriff is an owner only, and does not participate in making trading decisions or allocating pool assets for Voloridge.

Michael Geismar co-founded QIM in April 2003 with Mr. Woodriff after 18 months of successfully trading their proprietary accounts. As the head of trading for QIM, he implements the firm’s investment models and oversees its portfolio management. Mr. Geismar also manages investor relations and QIM’s general business affairs. Mr. Geismar graduated from the University of Virginia in 1994 with a BA in Mathematics and a minor in Statistics. Mr. Geismar has been registered with the CFTC as an Associated Person and listed as a Principal of QIM since November 28, 2005 and January 16, 2004, respectively.

Greyson Williams co-founded QIM in April 2003 after working with Mr. Woodriff and Mr. Geismar as a consultant beginning December 2002. He serves as an analyst, assists in statistical analysis and the development of predictive and risk models, and manages the internal databases and in-house software development. Mr. Williams graduated from the University of Virginia in 1995 with a BA in English and a minor in Art History. Mr. Williams has been registered with the CFTC as an Associated Person and listed as a Principal of QIM since November 28, 2005 and January 16, 2004, respectively.

The Trading Approach

QIM utilizes the Global Program in managing the Fund’s assets. QIM currently employs numerous quantitative trading models that utilize pattern recognition to predict short, medium, and long-term price movements in a variety of global derivatives markets, including those relating to currencies, metals, stock indices, interest rates, energies and agricultural commodities. All models are tested across massive data sets that expose them to a gamut of market, economic, and political environments, as well as a wide range of time frames and interactions. Only those models that prove to be the most robust, statistically significant, and conceptually diverse are used in actual trading. The resultant system of models offers what QIM believes to be reliable signals that guide market timing and trade allocation.

QIM’s trading strategies and models may be revised from time to time as a result of ongoing research and development that seeks to devise new strategies and systems as well as to improve current methods. The strategies and systems used by QIM in the future may differ significantly from those presently used, due to changes resulting from this research. Clients will generally not be informed of these changes as they may occur.

The enduring success of any trading program relies heavily on the risk management used in implementing the strategy. QIM applies highly sophisticated risk management procedures that take into account the price, size, volatility, liquidity, and inter-relationships of the contracts traded. Each day’s risk allocation to each contract is based solely on liquidity and signal strength. During significant drawdowns in equity, QIM reduces market exposure by scaling back the overall leverage.

The execution of QIM’s trading strategies is systematic. All facets of the predictive models, risk management, and trade allocation are fully automated. However, discretion plays a role in the evolution of the trading system over time as QIM does seek improvements to the trading strategy.

In addition to the abundance of technologies driving the daily trading, QIM’s staff evaluates every market in which it trades on a daily basis and monitors numerous other factors, including, but not limited to: volume and open interest, news, correlation pairings, cash prices, opening calls, slippage and volatility.

The trading is discretionary in that final decisions are made, and systems occasionally overridden, based on the full set of information that has been compiled. That being said, the trading system is overridden very rarely and only in extraordinary circumstances.

QIM’s programs seek to profitably trade each of the markets in which they participate while taking advantage of the diversification available from such a varied list of futures contracts. The trading programs often take opposing long and short positions within the same or related classes of correlated futures. Taken in conjunction with the powerful effect of diversification across a broad range of contracts, this generally results in far less risk than trading a single market with similar leverage. Other futures contracts or currencies may be added if QIM’s research demonstrates that such an addition would enhance that program’s performance.

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Results of Operations (page 36 of the Prospectus)

2014 (6 months)

During the six months ended June, 2014, the Fund experienced a net realized gain on futures and forwards trading of $229,677, a change in unrealized loss on futures and forwards trading of $653,330 and incurred brokerage commissions of $53,219, resulting in a net loss from futures and forwards trading of $476,872. The Fund’s expenses during the six months ended June 30, 2014 consisted of $132,749 in selling agent, custodial and servicing fees, and $667,251 in offering expenses and administrative expenses, of which $426,904 were waived. Additionally, the Fund incurred $185,153 in trading advisor management fees, $71,219 in trading advisor incentive fees, $11,428 in Cash Managers fees and a General Partner fee of $217,148. Interest income of $91,650 and net realized and change in unrealized loss on securities and certificates of deposit of $50,417, combined with Fund expenses resulted in net loss of $1,293,683 for the six months ended June 30, 2014.

During the period ended June 30, 2014, the Fund issued $1,251,565 of Units and redeemed $6,389,353 of Units, and when combined with the net loss, resulted in a net decrease in the Fund’s net asset value for the year from $33,559,701 to $27,128,230.

Discussion of monthly performance for the six months ended June 30, 2014 follows:

January

January saw a broad flight to safety, sparked by a sharp sell-off in emerging market currencies, as investors worried about the impact of Fed tapering and weak Chinese manufacturing on emerging economies. This heightened risk aversion quickly spread to developed markets, which saw declines in equity indices and rallies in bonds, gold and safe haven currencies. Meanwhile, in energy markets, natural gas prices surged due to freezing temperatures across the U.S.

January saw a reversal of many of the most profitable trends from the fourth quarter of 2013, resulting in negative performance for the Fund’s trend-following programs. In equity markets, the Fund’s long positions in the S&P 500 and Nikkei saw losses as global indices fell sharply. Although the Fund has historically been non-correlated to stocks over the long run, in the short term it can have positive or negative correlation depending on whether existing equity trends cause the Fund to be positioned long or short. In currencies, the Fund’s short Japanese yen position suffered as the exchange rate appreciated on safe haven buying. Elsewhere, choppiness in the Euro and Swiss franc also caused losses. The Fund did make gains in interest rates, where long positions in European bonds benefited from fund flows into fixed income markets. In agricultural commodities, the Fund also profited from the continued upward trend in the meat markets. Overall, the Fund finished the month with a loss of 3.36%, 3.24%, 3.13% and 3.19% for Series A, B, C and I Units, respectively.

February

In February, global equities rallied despite weakness in economic data caused by inclement weather. New Fed Chair Janet Yellen reassured investors that interest rate hikes would be unlikely in the current environment and that the gradual tapering of bond purchases would remain contingent on sustained labor market improvement. This relatively dovish stance raised bond prices and weakened the U.S. dollar. Energy prices surged during the month as unusually cold temperatures boosted demand in the U.S., while the escalating crisis in Ukraine threatened to disrupt European supply channels.

The Fund made its largest gains from rising energy markets through long positions in natural gas and crude oil. Additionally, the Fund profited from long positions in global bonds, which rallied on continued accommodative policy guidance from central banks. In currencies, the Fund benefited from long exposure to European exchange rates. Meanwhile, in the agricultural sector, the Fund profited from rising soybean prices due to a drought in Brazil. However, the metals sector caused losses as a rebound in gold and silver on US dollar weakness hurt the Fund’s short positions. Overall, the Fund finished the month with a gain of 1.34%, 1.47%, 1.59% and 1.52% for Series A, B, C and I Units, respectively.

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March

March was a choppy month in equity and energy markets, due to the Russia/Ukraine crisis and as China saw its first domestic corporate bond default in a sign of slowing growth. In the U.S., Fed Chair Yellen stirred up fixed income and currency markets by initially suggesting that interest rates hikes might come sooner than expected, then later backtracking on those comments.

The Fund made gains in the agricultural sector, capitalizing on rising price trends in soybeans (due to poor weather in Brazil) and in lean hogs (due to a disease outbreak in the U.S.). However, uncertainty over both the health of China’s economy and the timing of Fed tightening caused whipsaw market action in global stocks, oil markets and U.S. bonds, which generated losses for trend-following strategies in those sectors. Overall, the Fund finished the month with a loss of 2.37%, 2.24%, 2.13% and 2.19% for Series A, B, C and I Units, respectively.

April

In April, equities initially sold off amid concerns over stock valuations and weak economic numbers. Optimism returned and global equities rallied mid-month with the Fed calming fears, stating that they remained committed to supportive monetary policy and noting than the recent weather-induced U.S. growth slowdown would be short-lived. Meanwhile, risks of deflation in Europe led to speculation that the ECB might resort to quantitative easing. In contrast, UK unemployment dipped below the Bank of England’s 7% threshold, prompting speculation that the BOE may begin raising interest rates. Tension surrounding Ukraine and sanctions on Russia drove many commodity markets higher on fears of supply disruptions.

The Fund recorded its largest gains in metals, specifically in nickel whose price rose to a 14-month high due to falling supply as Indonesia, the biggest nickel miner, had banned unprocessed ore exports earlier in the year. In currencies, gains were made from long positions in the British pound which rose to four year highs on speculation over interest rate hikes. However, this was offset by losses due to a reversal in the Japanese yen. The Fund saw its largest losses in equities due to an early sell off in stock indices, which then caused the Fund to cut its long positions and prevented it from fully benefiting from the market rebound going into month-end. Overall, the Fund finished the month with a loss of 1.61%, 1.48%, 1.37% and 1.43% for Series A, B, C and I Units, respectively.

May

In May, global bond markets rallied as 10-year yields fell to 1.4% in Germany and 2.5% in the U.S. In Europe, this move was driven by investor expectations of a near term interest rate cut and potential future quantitative easing by the European Central Bank to counteract weak economic growth and deflationary risks. Meanwhile in the U.S., Fed Chair Janet Yellen expressed concern over a weak housing recovery, suggesting the Fed could keep interest rates low for longer than previously anticipated. Equity markets interpreted these signals of continued easy monetary policy in a positive light, leading to gains in most developed market stock indices. Volatility in many asset classes continued to decline in May towards historic lows, as exemplified by the VIX index, which fell to the pre-crisis levels of 2007. The Fund was well positioned to profit from the key moves in fixed income and equities during the month. The bulk of returns came from long positions in bonds, in particular the U.S. 10-year, the U.S. long bond and the Euro Bund. In equities, the largest gains came from long positions in European indices. The Fund had modest losses in currencies as the euro and British pound each saw a sell-off. Agricultural commodities also had a small giveback as upward trending grain prices reversed on improved weather and harvest prospects. Overall, the Fund finished the month with a gain of 1.65%, 1.78%, 1.89% and 1.83% for Series A, B, C and I Units, respectively.

June

In June, equity markets continued to set record highs as the Federal Reserve reiterated its dovish policy stance in light of a weaker U.S. growth outlook. Meanwhile European fixed income markets rallied as the European Central Bank imposed negative deposit rates to stem deflation and encourage bank lending. Only the Bank of England gave any indication that it could soon begin to raise interest rates, which led to further strengthening in the British pound. Violence escalated in the Middle East, as the militant ISIS group seized key regions in Iraq, pushing up oil prices on fears of a supply disruption.

The Fund recorded its largest gains for the month in long equity positions. The Fund profited in currency trading, particularly in the British pound, which rose on signals of a tightening bias at the Bank of England. The portfolio also capitalized on rising energy prices with its long oil positions. However, short positions in gold and silver lost money, as demand climbed for these safe haven assets on fears of a full-blown civil war in Iraq. Meanwhile, choppy price movements in U.S. fixed income markets whipsawed the Fund resulting in a small loss. In agricultural markets, long soybean positions were hurt as prices fell with U.S. farmers planting a record crop. These losses offset gains, leading the Fund to roughly flat performance for the month. Overall, the Fund finished the month with a loss of 0.14% for Series A, a flat 0.00% for Series B, a gain of 0.11% and 0.04% for Series C and I Units, respectively.

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